January 10, 2007

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HealthExtras, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 000-31014

Dear Mr. Rosenberg:

On behalf of HealthExtras, Inc. (the “Company”), please find below the Company’s response to the staff’s comment letter issued on December 21, 2006. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses.

Form 10-K – December 31, 2005

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

2. Summary Of Significant Accounting Policies, page F-6

Intangible Assets, page F-8

Comment No. 1

Regarding your reference to valuation calculations being “performed by an independent consulting firm”, please tell us that you will provide such firm’s name or delete the reference in future filings. If the reference is retained, a consent must be included in any registration statement into which the filing is incorporated by reference.

Response to Comment No. 1

The reference to our valuation calculations being “performed by an independent consulting firm” will be deleted in future filings. Management recognizes it is responsible for completing and presenting valuations resulting from its acquisitions.

10. Business Combinations, page F-20

Comment No. 2

We note your disclosure pertaining to the acquisition of EBRx and MHS and the related $14.289 million of the purchase price allocated to customer contracts to which you assigned an estimated useful life of 15 years and are amortizing on the straight-line method. Please provide us management’s justification for the assigned useful lives and

Mr. Jim B. Rosenberg

January 10, 2007

the amortization method. Please refer to the Division of Corporation Finance: Current Accounting and Disclosures Issues, issued June 30, 2000 [http://www.sec.gov/divisions/corpfin/acctdisc_old.htm].

Response to Comment No. 2

MHS acquisition

As indicated in our disclosure, we assigned a value of $8.289 million to the MHS customer contracts and are amortizing these contracts over a 15 year life using the straight-line method of amortization. MHS derives its revenues primarily from agreements to provide pharmacy benefit management (“PBM”) services to insurance companies, corporate organizations and government entities. MHS had approximately 65 customers at the acquisition date. In the PBM industry, customer retention rates tend to be high as customers do not typically reconsider or reassess their PBM provider relationships, even in light of an acquisition.

A component of the income-based method of valuing customer based intangibles includes estimating attrition rates of existing customers. For such assets that do not have a contractual or stated remaining useful life, the remaining useful life can be calculated by observing the historical life experience of customer attrition and estimating the attrition for future periods, thus identifying the timing of retirements or terminations. Using this valuation approach, and given other economic and company specific factors present at the time of the acquisition, such as discount rate assumptions and customers’ intentions to stay with MHS, management calculated the estimated useful life of these contracts to be approximately 15 years. We believe this estimated useful life of 15 years assures that the recognition of the cost of revenues (represented by amortization of this intangible asset) corresponds with the distribution of expected revenues and thereby supports the use of our straight-line method of amortization of these customer contract intangible assets.

EBRx acquisition

EBRx was acquired on December 16, 2005. In our December 31, 2005 Form 10-K, we had preliminarily assigned a value of $6.0 million to the EBRx customer contracts and were amortizing these contracts over an estimated 15 year life using the straight-line method of amortization. As further indicated in our disclosure, the allocation of the EBRx purchase price to the net assets acquired would be finalized when a valuation report was completed, and therefore the allocation of the purchase price to intangible assets was subject to adjustment.

Based on our valuation report of the allocation of the purchase price to the net assets acquired, the acquisition of EBRx resulted in a customer intangible of $7.393 million with an 11 year useful life. This was disclosed in our Form 10-Q for the three and nine-months ended September 30, 2006, as filed with the SEC on November 8, 2006. The difference between the amount of the amortization expense that was recognized based on the estimated allocation of the purchase price and the amount of amortization expense that would have been recognized based on the final allocation of the purchase price was not significant and therefore the effect of the difference was accounted for prospectively from October 1, 2006 over the remaining useful life.

EBRx derives its revenues primarily from agreements to provide PBM services for approximately 35 customers who are third party administrators (“TPA”). (This is in contrast to MHS, which derives its revenues primarily from agreements to provide PBM services to insurance

Mr. Jim B. Rosenberg

January 10, 2007

companies, corporate organizations and government entities). In the PBM industry, customer retention rates tend to be high as customers do not typically reconsider or reassess their PBM provider relationships, even in light of an acquisition. Based on the historical life experience of its TPA customer attrition and estimating the attrition for future periods, as well as given other economic and company specific factors present at the time of the acquisition, such as discount rate assumptions and customers’ intentions to stay with EBRx, management calculated the estimated useful life of these contracts to be approximately 11 years. We believe this estimated useful life of 11 years assures that the recognition of the cost of revenues (represented by amortization of this intangible asset) corresponds with the distribution of expected revenues and thereby supports the use of our straight-line method of amortization of these customer contract intangible assets.

Management will continue to maintain records and controls necessary to compare actual and estimated attrition for each material acquired customer group throughout its economic useful life, and will revise accounting estimates on a timely basis if necessary. In addition, management will continue to regularly test the complete range of assumptions affecting the life expectancy and related cash flows from its customer contract intangible assets for continuing relevance.

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please telephone me at 301-548-2931.

Very truly yours,

/s/ Richard W. Hunt
Richard W. Hunt
Chief Financial Officer

cc:	Thomas Farah